SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                         EQUITY OFFICE PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01
                         (Title of Class of Securities)

                                    294741103
                                 (CUSIP Number)

                            ANN F. CHAMBERLAIN, ESQ.
                              BINGHAM McCUTCHEN LLP
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4689
                                 (212) 705-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 22, 2004

             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO. 294741103

      (1) Name of reporting persons              STICHTING PENSIOENFONDS VOOR
      S.S. or I.R.S. Identification              DE GEZONDHEID GEESTELIJKE
      Nos. of above persons                      EN MAATSCHAPPELIJKE BELANGEN

      (2) Check the appropriate box if a                 (a) [ ]
      member of a group
      (see instructions)                                 (b) [ ]

      (3) SEC use only

      (4) Source of funds (see instructions)

      (5) Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e)                      [ ]

      (6) Citizenship or place of organization   THE NETHERLANDS


Number of shares beneficially owned by each reporting person with:

      (7) Sole voting power                      22,472,072

      (8) Shared voting power                    0

      (9) Sole dispositive power                 22,472,072

      (10) Shared dispositive power              0

      (11) Aggregate amount beneficially         22,472,072
      owned by each reporting person

      (12) Check if the aggregate amount         [ ]
      in Row (11) excludes certain shares
      (see instructions)

      (13) Percent of class represented          5.59%
      by amount in Row (11)

      (14) Type of reporting person (see         OO
      instructions)

                  EQUITY OFFICE PROPERTIES TRUST SCHEDULE 13D
                                AMENDMENT NO. 3


This Amendment No. 3 (the "Amendment No. 3") amends a Statement on Schedule 13D (the "Schedule 13D"), dated as of February 11, 2000, and amended as of June 29, 2000 and April 3, 2001, and filed by Stichting Pensioenfonds Voor de Gezondheid Geestelijke En Maatschappelijke Belangen ("PGGM" or the "Reporting Person"). This Amendment No. 3 amends Items 2(b), 5 and 7 of the Schedule 13D, as previously amended. Items 1, 2(a), 2(c) through (f), 3, 4 and 6 are not amended hereby. Capitalized terms used in this Amendment No. 3 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is being filed to reflect that PGGM sold, in open market transactions between February 17, 2004 and March 22, 2004, 4,000,000 Common Shares.

ITEM 2.  IDENTITY AND BACKGROUND

(b) The business address of PGGM is Utrechtseweg 44, 3704 HD Zeist, The Netherlands. The name and business address of each executive officer and director of PGGM is set forth on Exhibit A and is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) PGGM beneficially owns approximately 5.59% of the outstanding Common Shares (calculated by dividing (i) the number of Common Shares beneficially owned by PGGM as of the date hereof (22,472,072) by (ii) the number of Common Shares issued and outstanding as of February 27, 2004 (401,322,247), as reported in the Company's most recent annual report on SEC Form 10-K).

(b) As of the date of filing of this Amendment No. 3, the Reporting Person has the power to vote or to direct the vote of, or the power to dispose or direct the disposition of, the Common Shares that are beneficially owned by it as follows:


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                                                                 No Right to Vote or
         Entity            Beneficial Ownership      Right to Vote         Right to Dispose           Dispose
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

          PGGM                 22,472,072              22,472,072             22,472,072                  0
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(c) PGGM effected the following open market sales between February 17, 2004 and March 22, 2004:


         ------------------------- ------------------------ ----------------------- -----------------------
                Trade Date             Settlement Date             Quantity          Average Price Net of
                                                                                       Commission (US$)

         ------------------------- ------------------------ ----------------------- -----------------------
                2/11/2004                 2/17/2004                535,500                  28.673
         ------------------------- ------------------------ ----------------------- -----------------------
                2/12/2004                 2/18/2004                350,000                  28.555
         ------------------------- ------------------------ ----------------------- -----------------------
                2/13/2004                 2/19/2004                 14,200                  28.558
         ------------------------- ------------------------ ----------------------- -----------------------
                2/17/2004                 2/20/2004                254,100                  28.585
         ------------------------- ------------------------ ----------------------- -----------------------
                2/18/2004                 2/23/2004                143,900                  28.598
         ------------------------- ------------------------ ----------------------- -----------------------
                2/19/2004                 2/24/2004                357,900                  28.605
         ------------------------- ------------------------ ----------------------- -----------------------
                2/20/2004                 2/25/2004                 1,900                   28.600
         ------------------------- ------------------------ ----------------------- -----------------------
                2/23/2004                 2/26/2004                 26,200                  28.596
         ------------------------- ------------------------ ----------------------- -----------------------
                2/24/2004                 2/27/2004                520,800                  28.483
         ------------------------- ------------------------ ----------------------- -----------------------
                2/25/2004                 3/1/2004                 305,500                  28.483
         ------------------------- ------------------------ ----------------------- -----------------------
                2/26/2004                 3/2/2004                  50,000                  28.498
         ------------------------- ------------------------ ----------------------- -----------------------
                2/27/2004                 3/3/2004                 543,000                  28.575
         ------------------------- ------------------------ ----------------------- -----------------------
                 3/1/2004                 3/4/2004                 397,000                  28.676
         ------------------------- ------------------------ ----------------------- -----------------------
                3/10/2004                 3/15/2004                410,000                  29.652
         ------------------------- ------------------------ ----------------------- -----------------------
                3/17/2004                 3/22/2004                 90,000                  29.254
         ------------------------- ------------------------ ----------------------- -----------------------
                                                                  4,000,000
         ------------------------- ------------------------ ----------------------- -----------------------


(d) None.

(e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 26, 2004



                                  STICHTING PENSIOENFONDS VOOR DE GEZONDHEID
                                  GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN



                                  By:    /s/ J.H.W.R. van der Vlist
                                         Name: J.H.W.R. van der Vlist
                                         Title: Director Structured Investments



                                  By:    /s/ R.M.S.M. Munsters
                                         Name: R.M.S.M. Munsters
                                         Title: Managing Director Investment

                                                                      EXHIBIT A

The name, citizenship, business address and present principal occupation of each executive officer and director of PGGM is as follows:

Name and Citizenship                          Present Principal Office              Occupation and Address
Karel J. Noordzij (Mr.)                       Executive Officer                     Pensioenfonds PGGM
(The Netherlands)                             Chairman, Board of Managing           Kroostweg-Noord 149
                                              Directors                             P.O. Box 117
                                                                                    3700 AC Zeist
                                                                                    The Netherlands

Roderick M.S.M. Munsters (Mr.)                Executive Officer, Managing           Pensioenfonds PGGM
(The Netherlands)                             Director Investments                  Kroostweg-Noord 149
                                                                                    P.O. Box 117
                                                                                    3700 AC Zeist
                                                                                    The Netherlands

Heino J. van Essen (Mr.)                      Executive Officer, Managing           Pensioenfonds PGGM
(The Netherlands)                             Director Pensions                     Kroostweg-Noord 149
                                                                                    P.O. Box 117
                                                                                    3700 AC Zeist
                                                                                    The Netherlands

Rene L.C. van de Kieft (Mr.)                  Executive Officer, Managing           Pensioenfonds PGGM
(The Netherland)                              Director Pensions                     Kroostweg-Noord 149
                                                                                    P.O. Box 117
                                                                                    3700 AC Zeist
                                                                                    The Netherlands
J.G.M. Alders (Mr.)                           Chairman of the Board of PGGM         Provinciehuis
(The Netherlands)                                                                   Martinikerkhof 12
                                                                                    P.O. Box 610
                                                                                    9700 AP  Groningen
                                                                                    The Netherlands

W.L. Bonhof (Mr.)                             Board Member,                         Symfora Groep
(The Netherlands)                             Vice Chairman                         Utrechtseweg 266
                                                                                    P.O. Box 3051
                                                                                    3800 DB  Amersfoort
                                                                                    The Netherlands

W.J. Berg (Mr.)                               Board Member                          CNV Publieke Zaak
(The Netherlands)                                                                   Carnegielaan 1
                                                                                    P.O. Box 84500
                                                                                    2508 AM  Den Haag
                                                                                    The Netherlands

J. Wagenaar (Mr.)                             Board Member                          "De Heel" Zaans Medisch Centrum
(The Netherlands)                                                                   Kon. Julianaplein 58
                                                                                    P.O. Box 210
                                                                                    1500 EE  Zaandam
                                                                                    The Netherlands

J.J.A.H. Klein Breteler (Mr.)                 Board Member,                         Stg. Zorginstellingen Pieter van
(The Netherlands)                             Vice Chairman                         Foreest
                                                                                    Beukenlaan 2
                                                                                    P.O. Box 5014
                                                                                    2600 GA  Delft
                                                                                    The Netherlands

W.H. de Weijer (Mr.)                          Board Member                          Evean Zorg
(The Netherlands)                                                                   Slenkstraat 201
                                                                                    P.O. Box 68
                                                                                    1440 AB Purmerend
                                                                                    The Netherlands

H.M. Meulblok (Mrs.)                          Board Member                          CNV Publieke Zaak
(The Netherlands)                                                                   Carnegielaan 1
                                                                                    P.O. Box 84500
                                                                                    2508 AM  Den Haag
                                                                                    The Netherlands

J.W. Dieten (Mr.)                             Board Member                          ABVAKABO
(The Netherlands)                                                                   (Trade Union)
                                                                                    P.O. Box 3010
                                                                                    2700 KT Zoetermeer
                                                                                    The Netherlands

T. de Jong (Mr.)                              Board Member                          ABVAKABO
(The Netherlands)                                                                   (Trade Union)
                                                                                    P.O. Box 3010
                                                                                    2700 KT Zoetermeer
                                                                                    The Netherlands

J. F. van Pijpen (Mrs.)                       Board Member                          ABVAKABO
(The Netherlands)                                                                   (Trade Union)
                                                                                    P.O. Box 3010
                                                                                    2700 KT Zoetermeer
                                                                                    The Netherlands

G.M.A.A. van der Heijde (Mr.)                 Board Member                          Franciscus Ziekenhuis
(The Netherlands)                                                                   Boerhaavelaan 25
                                                                                    P.O. Box 999
                                                                                    4700 AZ  Roosendaal
                                                                                    The Netherlands

F. Brink (Mr.)                                Board Member                          Stg. Philadelphis Zorg
(The Netherlands)                                                                   Nunspeterweg 122
                                                                                    8076 PD  Vierhouten
                                                                                    The Netherlands

A.K.J. Hoekstra (Mr.)                         Board Member                          Rabobank Den Haag e.o.
(The Netherlands)                                                                   Bezuidenhoutseweg 5
                                                                                    P.O. Box 11695
                                                                                    2502 AR  Den Haag
                                                                                    The Netherlands
